SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)*

                            Moore Corporation Limited
                                 (Name of Issuer)

                           Common Shares, No Par Value
                          (Title of Class of Securities)

                                    615785102
                                  (Cusip Number)

                                 W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                  (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 10, 1997
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 4,936,629 shares, which constitutes approximately 5.6% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 88,449,140 shares outstanding.
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1.   Name of Reporting Person:

     TMI-FW, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 4,936,629 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,207,900 (1)(2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,936,629 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 5.6%


14.  Type of Reporting Person: CO

----------
(1)  Power is exercised through its President, Thomas M. Taylor.
(2) The shares were purchased by Ontario Teachers' Pension Plan Board and Tundra Investors, L.P. TMI-FW, Inc. has sole voting power over 4,936,629 of these shares and sole voting and dispositive power over 1,892,476 of these shares pursuant to an account management agreement with Ontario Teachers' Pension Plan Board and sole voting and dispositive power over 315,424 of these shares pursuant to an account management agreement with Tundra Investors, L.P. Accordingly, Ontario Teachers' Pension Plan Board has no beneficial ownership over 1,892,476 of such shares and Tundra Investors, L.P. has no beneficial ownership over any of the 315,424 shares held in its account with TMI-FW, Inc.
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1.   Name of Reporting Person:

     Thomas M. Taylor

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 4,936,629 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,207,900 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,936,629 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 5.6%


14.  Type of Reporting Person: IN

----------
(1)  Solely in his capacity as President of TMI-FW, Inc.
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1.   Name of Reporting Person:

     Ontario Teachers' Pension Plan Board

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00-Other

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,728,729 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,728,729

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 3.1%


14.  Type of Reporting Person: CO

----------
(1)  Pursuant to an account management agreement with TMI-FW, Inc., TMI-FW,
     Inc. has sole voting power over these shares.
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     Pursuant to Rule 13d-2(a) of Regulation 13D-6 of the General Rules and
Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated July 25, 1997 as amended by Amendment No. 1 dated September 19, 1997 and Amendment No. 2 dated October 8, 1997(the "Schedule 13D"), relating to the Common Stock, no par value, of Moore Corporation Limited. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the
Schedule 13D.

Item 4.  PURPOSE OF TRANSACTION.

       Item 4 is hereby partially amended by adding at the end thereof the following:

       As described in the Issuer's recent press release, on November 12, 1997, Thomas M. Taylor became a member of the Issuer's Board of Directors.

       Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

       Paragraphs (a) - (c) of Item 5 are hereby amended and restated in their entireties as follows:

       (a)

       TMI

       Pursuant to account management agreements with Teachers and Tundra, the aggregate number of shares that TMI owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,936,629. Of these shares, 315,424 are beneficially owned pursuant to the agreement with Tundra and 4,621,205 are beneficially owned pursuant to the agreement with Teachers. The total constitutes approximately 5.6% of the outstanding shares of the Stock.

       TMT

       Because of his position as the President and sole stockholder of TMI, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,936,629 shares of the Stock, which constitutes approximately 5.6% of the outstanding shares of the Stock.

       Teachers

       The aggregate number of shares of the Stock that Teachers owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,728,729, which constitutes approximately 3.1% of the outstanding shares of the Stock.

       To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

       (b)

       TMI

       Pursuant to an account management agreement with Teachers, and acting through its President and sole stockholder, TMT, TMI has the sole power to vote or to direct the vote of 4,621,205 shares of the Stock, and the sole power to dispose or to direct the disposition of 1,892,476 shares of the Stock. Pursuant to an account management agreement with Tundra, and acting through its President and sole stockholder, TMT, TMI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 315,424 shares of the Stock.

       TMT

       As the President and sole stockholder of TMI, TMT has the sole power to vote or to direct the vote of 4,936,629 shares of the Stock and the sole power to dispose or to direct the disposition of 2,207,900 shares of the Stock.

       Teachers

       Teachers has the sole power to dispose or to direct the disposition of 2,728,729 shares of the Stock. Teachers has no power to vote or direct the vote of any shares of the Stock.

       (c) During the past 60 days, the following Persons have sold shares of the Stock in transactions on the Toronto Stock Exchange, as follows:

                                  NO. OF SHARES        PRICE PER
PERSON                  DATE          PURCHASED OR SOLD        SHARE

Teachers          10-09-97            10,000(S)         $18.37
Teachers          10-16-97            17,100(S)          18.75


      Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock since the original filing date of this 13D.

      (d) Except as set forth herein, each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

      (e)   Not Applicable.


Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 99.1 --   Agreement and Power of Attorney pursuant to Rule
13d-1(f)(1)(iii) (previously filed).
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       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       DATED:      November 12, 1997


                                    TMI-FW, INC.



                                    By: /s/ W.R. Cotham
                                          W.R. Cotham,
                                          Vice President

                                    ONTARIO TEACHERS' PENSION PLAN BOARD,
                                    an Ontario, Canada corporation


                                    By: /s/ W.R. Cotham
                                          W.R. Cotham,
                                          Attorney-in-Fact for:

                                          CLAUDE LAMOUREUX (2)

                                    By: /s/ W.R. Cotham
                                          W.R. Cotham
                                          Attorney-in-Fact for:

                                          THOMAS M. TAYLOR (1)


(1) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Claude Lamoureux previously has been filed with the Securities and Exchange Commission.

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                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(f)(1)(iii), previously filed.